UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077
(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
ANNUAL REPORT INDEX
December 31, 2009 and 2008
The following financial statements and other information of Diebold, Incorporated 401(k) Savings Plan are included herewith:
•	Statements of Net Assets Available for Benefits — December 31, 2009 and 2008;

•	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008;

•	Notes to Financial Statements – December 31, 2009 and 2008.
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor for the year ended December 31, 2009 is included herewith:
•	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2009
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits — December 31, 2009 and 2008	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	6

Notes to Financial Statements – December 31, 2009 and 2008	7-15

SUPPLEMENTARY SCHEDULE

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) — December 31, 2009	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan
North Canton, Ohio
We have audited the accompanying statements of net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 28, 2010

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
Investments, at fair value:
Participant-directed	$426,553,946	$349,400,560

Contribution receivable – participant	—	4,501
Contribution receivable – employer	14,361	26,730

Net assets available for benefits, at fair value	426,568,307	349,431,791

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,350,664)	760,149

Net assets available for benefits	$425,217,643	$350,191,940

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Additions:
Contributions
Participant	$28,838,099	$30,357,273
Employer	4,080,568	12,724,769

Total contributions	32,918,667	43,082,042

Interest and dividends	11,169,697	15,729,321
Net appreciation in the fair value of investments	57,534,622	—
Assets transferred in (Note 1 (a))	—	1,918,035
Other additions	76,465	—

Total additions	101,699,451	60,729,398

Deductions:
Net depreciation in the fair value of investments	—	108,436,235
Benefits paid to participants	22,543,856	27,690,921
Administrative expenses	382,855	421,149
Assets transferred out (Note 1(a))	3,747,037	338,211

Total deductions	26,673,748	136,886,516

Net increase (decrease) during the year	75,025,703	(76,157,118)

Net assets available for benefits:
Beginning of year	350,191,940	426,349,058

End of year	$425,217,643	$350,191,940

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008
(1)	Description of the Plan
The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the Plan), as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General
The Plan was established as a defined contribution plan effective as of April 1, 1990 by Diebold, Incorporated (the Employer). The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the Internal Revenue Code (IRC), which consists of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the Employee Stock Ownership Plan (ESOP), which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding tax deduction. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers substantially all U.S. employees of the Employer and its domestic subsidiaries who have completed ninety days of employment. The plan does not cover certain categories of part-time, temporary and intern employees or employees covered by a collective bargaining agreement outside of the Newark, Ohio and Canton, Ohio facilities. The terms of the Plan described below are applicable to the majority of participants. Due to the merger of legacy 401(k) plans into the Plan, the terms of a small number of participants may vary slightly from the terms described below. However, these participants have substantially the same benefits and requirements of the other Plan participants.

On March 31, 2008, the assets of the Firstline, Inc. 401(k) Plan were transferred into the Plan in conjunction with the Employer’s acquisition of Firstline, Inc. Also, on March 31, 2008, the assets of the ERAS JV 401(k) Profit Sharing Plan were transferred into the Plan in conjunction with the Employer’s acquisition of ERAS, Inc. On October 1, 2008 the assets of the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates were transferred out of the Plan and into a separate plan. During the third quarter of 2009, the Employer sold its U.S. election systems business, primarily consisting of its subsidiary Premier Elections Solutions, Inc. (PESI). In connection with this sale, assets related to the PESI employees were transferred out of the plan.
(b)	Contributions
For the years ended December 31, 2009 and 2008, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. The Plan also allowed employees aged 50 and older to elect to make additional catch-up contributions subject to certain limitations under the IRC.

For employees hired before July 1, 2003, the Employer Basic Matching Contribution was 60 percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and forty percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. Effective April 1, 2009, the company match for these participants was suspended.

For employees hired on or after July 1, 2003, the Employer Basic Matching Contribution was 100 percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and 60 percent of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period. Participation in the Retirement Plan for Salaried Employees was frozen for newly hired employees effective July 1, 2003. This higher Employer Basic Matching Contribution was in lieu of participation in the Retirement Plan for Salaried Employees. Effective April 1, 2009, the company match for these participants was reduced to 30 cents for every dollar up to six percent of income.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2009 and 2008
The company match is determined by the board of directors and is evaluated at least annually. As of the last day of each Plan year, the Employer calculates the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. The Employer contributes to the Trust Fund, as of the last day of the Plan year, any additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. The additional Basic Matching Contribution receivable calculated on an annual basis was $14,361 and $23,374 as of December 31, 2009 and 2008, respectively.

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in either 2009 or 2008.
(c)	Participants’ Accounts
Each participant directs his or her contributions, as well as any employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants’ accounts are valued on a daily basis.

Prior to June 1, 2006, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund. Effective June 1, 2006, all Employer contributions were deposited in the Regular Account. Therefore, no further Employer contributions will be deposited into the Retiree Medical Funding Account; however, this account will be maintained for historical recordkeeping purposes.
(d)	Vesting
For employees hired before July 1, 2003, a participant’s pre-tax contributions and earnings, and the Employer’s contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, a participant’s pre-tax contributions and earnings are immediately vested and non-forfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.
(e)	Distribution of Benefits
Upon termination of service with the Employer or an affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until his/her retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the participant does not elect one of the noted options, the plan administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. The Administrator or its designee shall make such determination on a periodic basis, not less frequently than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common stock.
(f)	Participant Loans
Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant’s current vested balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 4.25 percent to 10.50 percent at December 31, 2009 and 2008.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2009 and 2008
(g)	Withdrawals
A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.
(h)	Expenses
All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund and fees associated with the managed account program, which are both borne by the individual participants.
(i)	Forfeited Accounts
At December 31, 2009 and 2008, forfeited unvested accounts totaled $326,470 and $831,345, respectively. These accounts are used to reduce future employer contributions or administrative fees.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
(b)	Investment Valuation
The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Employer common stock is valued at its quoted market price. Participant loans are valued at amortized cost, which approximates fair value. All purchase and sale transactions are recorded on a trade date basis.

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
(c)	Benefit Payments
Benefits are recorded when paid.
(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2009 and 2008
(e)	Recently Adopted Accounting Guidance
On July 1, 2009, the Plan adopted FASB Accounting Standards Update (ASU) 2009-01, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASU 2009-01), which is included in FASB ASC 105, Generally Accepted Accounting Principles. ASU 2009-01 establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the U.S. Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue ASUs. The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this Form 11-K have been updated for the Codification.

Effective for fiscal years and interim periods ending after June 15, 2009, the Plan is required to prospectively adopt guidance included in FASB ASC 855, Subsequent Events. This guidance sets forth the period after the date of the financial statements during which management of a plan should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which a plan should recognize events or transactions occurring after the date of its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the date of the financial statements. The Plan adopted this guidance during the year ended December 31, 2009. In accordance with this guidance, the Administrator has evaluated subsequent events through the date the plan financial statements are issued. There were no subsequent events that have occurred which would require adjustments to or disclosure in the plan financial statements.
(f)	Recently Issued Accounting Guidance
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosure (ASU 2010-06). ASU 2010-06 updated FASB ASC 820, Fair Value Measurements (ASC 820). ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of level 3 fair value measurements, information about purchases, sales, issuances and settlements should be presented separately. The adoption of ASU 2010-06 is not expected to have an impact on the financial statements of the Plan. The Plan will provide additional disclosures as required by this update beginning with the year ended December 31, 2010.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2009 and 2008
(3)	Investments
The following presents investments that represent five percent or more of the Plan’s assets available for benefits as of December 31:

	2009		2008
	Number of	Current	Number of	Current
	Shares/Units	Value	Shares/Units	Value
Vanguard Retirement Savings Trust	62,478,174	$62,478,174	58,145,393	$58,145,393
Diebold Company Stock Fund	5,700,894	55,811,754	5,970,584	57,795,257
Vanguard 500 Index Fund	481,806	49,466,971	428,963	35,642,508
Vanguard Total Bond Market Index Fund	4,109,903	42,537,496	3,783,928	38,520,391
Vanguard PRIMECAP Fund	85,721	30,483,363	512,777	22,839,107
Vanguard Windsor II Fund	1,040,502	24,639,094	1,015,997	19,415,706
Loomis Sayles Bond Fund	1,798,020	23,985,593	1,773,437	18,426,013
Vanguard U.S. Growth Fund	1,355,295	22,308,148	1,362,033	16,698,525
All investments as of December 31, 2009 and 2008 are participant-directed.

The Plan has an interest in a fully benefit-responsive group annuity contract as part of the Vanguard Retirement Savings Trust (the Trust) option issued by the Vanguard Fiduciary Trust Company (the Trustee). As stated in ASC 962, described in note 2, the group trust contract is to be reported at contract value and disclosure of adjustment from fair value is required, as stated on the Statements of Net Assets Available for Benefits.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

The average yield earned by the Trust for fully benefit-responsive investment contracts was 3.15 percent and 3.67 percent for the years ended December 31, 2009 and 2008, respectively. The average yield earned and paid to plan participants by the Trust was 2.86 percent and 3.38 percent for the years ended December 31, 2009 and 2008, respectively.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2009, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2009 and 2008
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2009	2008
Balanced Funds	$4,137,752	$(5,465,759)
Bond Funds	5,752,367	(7,310,881)
Diebold Company Stock Fund	1,023,389	(246,082)
Domestic Stock Funds	38,341,946	(78,221,088)
International Stock Funds	8,279,168	(17,192,425)

	$57,534,622	$(108,436,235)

(4)	Fair Value Measurements
In January 2008, the Plan adopted updated guidance included in ASC 820, for its financial assets and liabilities, as required. The updated guidance established a common definition for fair value to be applied to U.S. GAAP requiring the use of fair value, established a framework for measuring fair value, and expanded disclosure requirements about such fair value measurements. The guidance did not require any new fair value measurements, but rather applied to all other accounting pronouncements that require or permit fair value measurements.

In December 2009, the Plan adopted FASB ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. ASU 2009-12 indicates that, under certain circumstances, the fair value of such investments may be determined using net asset value (NAV) as a practical expedient, unless it is probable the investment will be sold at something other than NAV. In those situations, the practical expedient cannot be used and disclosure of the remaining actions necessary to complete the sale is required. ASU 2009-12 also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments.

Fair Value Hierarchy:

The fair value framework described in ASC 820 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2009 and 2008
Investments measured at fair value on a recurring basis are as follows:

	Fair Value at	Based on
	December 31, 2009	Level 1	Level 2	Level 3
Balanced Funds	$33,372,104	$33,372,104	$—	$—
Bond Funds	66,523,089	66,523,089	—	—
Diebold Company Stock Fund	55,811,754	55,811,754	—	—
Domestic Stock Funds	163,675,921	163,675,921	—	—
International Stock Funds	32,723,927	32,723,927	—	—
Loan Fund	11,588,046	—	—	11,588,046
Vanguard Retirement Savings Trust	62,478,174	—	62,478,174	—
Money Market Funds	380,931	—	380,931	—

Total	$426,553,946	$352,106,795	$62,859,105	$11,588,046

	Fair Value at	Based on
	December 31, 2008	Level 1	Level 2	Level 3
Balanced Funds	$22,000,064	$22,000,064	$—	$—
Bond Funds	56,946,404	56,946,404	—	—
Diebold Company Stock Fund	57,795,257	57,795,257	—	—
Domestic Stock Funds	123,448,244	123,448,244	—	—
International Stock Funds	20,558,382	20,558,382	—	—
Loan Fund	10,506,816	—	—	10,506,816
Vanguard Retirement Savings Trust	58,145,393	—	58,145,393	—

Total	$349,400,560	$280,748,351	$58,145,393	$10,506,816

Assets valued using level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using level 2 inputs in the table above represent the Plan’s investment in fully benefit-responsive investment contracts and money market funds. Investments in fully benefit-responsive investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations. Investments in money market funds are valued at the NAV of shares held by the Plan.

Assets valued using level 3 inputs in the table above represent participant loans and are valued at amortized cost, which approximates fair value.

The following table summarizes the changes in the fair value of the Plan’s level 3 assets for the years ended December 31:

	2009	2008
Balance, beginning of year	$10,506,816	$10,232,858
Purchases, sales, issuances and settlements, net	1,181,326	327,104
Transfers out	(100,096)	(53,146)

Balance, end of year	$11,588,046	$10,506,816

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2009 and 2008
(5)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated December 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. In accordance with Revenue Procedure 2007-44, the Plan is assigned a cycle “E” status and as such, is required to restate the Plan document and submit such documents for IRS determination of tax qualification status no later than January 31, 2011. As of December 31, 2009, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(7)	Party — In — Interest Transactions

The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Growth Fund, Vanguard International Value Fund, Vanguard Mid-Cap Index Fund, Vanguard Prime Money Market, Vanguard PRIMECAP Fund, Vanguard Selected Value Fund, Vanguard STAR Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, and the Vanguard Retirement Savings Trust.

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$425,217,643	$350,191,940
Adjustment from contract value to fair value for fully-responsive investment contracts	1,350,664	(760,149)

Net assets available for benefits per the Form 5500	$426,568,307	$349,431,791

The following is a reconciliation of net appreciation of Plan investments per the financial statements for the year ended December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net appreciation (depreciation) of plan investments per financial statements	$57,534,622	$(108,436,235)
Less: Impact of reflecting fully benefit-responsive contracts at fair value on Form 5500	2,110,813	(1,131,731)

Net appreciation (depreciation) of plan investments per Form 5500	$59,645,435	$(109,567,966)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2009 and 2008
(9)	Contingency

The Employer has been served with various lawsuits by participants in the Employer’s 401(k) savings plan, which were subsequently consolidated into a single proceeding, alleging breaches of fiduciary duties with respect to the Plan. These lawsuits were filed against the Employer and certain current and former officers and directors of the Employer; however, neither the trustee nor the Plan itself have been directly named in the lawsuits. In May 2009, the Company agreed to settle the 401(k) class action litigation for $4,500,000, to be paid out of the Company’s insurance policies. The settlement is subject to final documentation and approval of the court.

(10)	Subsequent Events

The Administrator has evaluated subsequent events through the date the plan financial statements are issued. There were no subsequent events that have occurred which would require adjustments to or disclosure in the plan financial statements.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
EIN: 34-0183970
PLAN NUMBER: 012

		(c)
		Description of Investment
	(b)	including Maturity Date, Rate of
	Identity of Issue, Borrower,	Interest, Collateral, Par, or		(d)	(e)
(a)	Lessor, or Similar Party	Maturity Value	Shares	Cost	Current Value
	Loomis Sayles Bond Fund	Registered Investment Company	1,798,020	***	$23,985,593
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	618,118	***	13,229,226
*	Vanguard 500 Index Fund	Registered Investment Company	481,806	***	49,466,971
*	Vanguard Explorer Fund	Registered Investment Company	66,696	***	3,821,656
*	Vanguard International Growth Fund	Registered Investment Company	1,094,645	***	18,598,024
*	Vanguard International Value Fund	Registered Investment Company	461,480	***	14,125,903
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	810,869	***	13,265,811
*	Vanguard Prime Money Market	Registered Investment Company	380,931	***	380,931
*	Vanguard PRIMECAP Fund	Registered Investment Company	512,929	***	30,483,363
*	Vanguard Selected Value Fund	Registered Investment Company	405,119	***	6,461,652
*	Vanguard STAR Fund	Registered Investment Company	499,804	***	8,766,563
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	35,315	***	387,761
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	51,054	***	1,047,628
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	428,255	***	4,843,568
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	93,451	***	1,865,289
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	457,176	***	5,175,232
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	138,010	***	2,664,974
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	260,263	***	3,024,251
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	85,721	***	1,632,979
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	197,806	***	2,377,633
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	50,509	***	965,225
*	Vanguard Target Retirement Income Fund	Registered Investment Company	58,640	***	621,001
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,109,903	***	42,537,496
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,355,295	***	22,308,148
*	Vanguard Windsor II Fund	Registered Investment Company	1,040,502	***	24,639,094
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	62,478,174	***	62,478,174
*	Diebold Company Stock Fund	Company Stock Fund	5,700,894	***	55,811,754
	Participant Loans	1 — 5 years; 4.25% to 10.50%		**	11,588,046

					$426,553,946

*	Party-in-interest

**	The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

***	Information not required pursuant to instructions to Form 5500 for participant-directed funds.

SIGNATURES
Diebold, Incorporated 401(k) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Date: June 29, 2010	By:	/s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

DIEBOLD, INCORPORATED
FORM 11-K
INDEX TO EXHIBITS
EXHIBIT NO.
23.1	Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm